EXHIBIT 20

                            NEWS RELEASE


Immediate

Mick Lucareli

262.636.8446 - m.b.lucareli@na.modine.com


Modine announces executive promotions for Johnson and Rayburn

     RACINE, Wis., April 1, 2002 - The Modine Board of Directors announced two new executive promotions. Effective April 1, 2002, Donald R. Johnson has been named Chairman and Chief Executive Officer of the company and David B. Rayburn has been named President and Chief Operating Officer.

     Mr. Johnson held the position of President and Chief Executive Officer of Modine since April of 1998. He joined the company in 1978, and over the years has held various management positions with Modine. Mr. Johnson was first elected to Modine's Board of Directors in December 1997.
Mr. Johnson received his B.S.B.A. from Pittsburg State University in Pittsburg, Kansas, in 1965. He is a member of the board of directors of Grede Foundries, Inc., Marshall & Illsley Corporation, and the Wisconsin Manufacturers and Commerce. Mr. Johnson was elected a member of the Board of Regents of the Milwaukee School of Engineering in December 1998.

     Mr. Rayburn joined the company in 1991, and since March of 2000 held the position of Executive Vice President, Operations. Mr. Rayburn received his B.S. degree in industrial engineering from Penn State University in 1970. He earned his M.B.A. in management from Xavier University in 1979. Mr. Rayburn is a member of the Society of Automotive Engineers, is on the Board of Directors for Marshall & Illsley Bank in Racine, Twin Disc, Jason Holdings Inc., and the Racine Area Manufacturers and Commerce (RAMAC).

     Modine specializes in thermal management, bringing heating and cooling technology to diversified markets.
Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.
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